

11021440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 14 2011

Washington, DC
110

SEC FILE NUMBER
8- 67862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2010____ AND ENDING____December 31, 2010____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: March Group Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4685 MacArthur Court, Suite 170

(No. and Street)

Newport Beach   California   92660
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Carson   (303) 954-9879

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William Carson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__March Group Financial LLC_____ , as

of _____December 31_____, 20 10_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

State of Colorado_____

County of Adams_____

Subscribed and sworn to (or affirmed) before me on
this 11th day of March , 2011 by
William Carson_____ proved to me on
the basis of satisfactory evidences to be the person
who appeared before me.

_____
Notary Public

_____
Signature

Financial Principal
Title

RANAE
McGINN

My Commission Expires 10/04/2014
5130 W. 120th Ave.
Westminster, CO 80020

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

March Group Financial, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
March Group Financial, LLC:

We have audited the accompanying statement of financial condition of March Group Financial, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of March Group Financial, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 10, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   *WE FOCUS & CARE*

March Group Financial, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	19,476
Accounts receivable		7,024
Prepaid expense		4,528
Total assets	$	31,028

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	9,204
Commissions payable		3,462
Total liabilities		12,666

Member's equity

Member's equity		18,362
Total member's equity		18,362
Total liabilities and member's equity	$	31,028

The accompanying notes are an integral part of these financial statements.

March Group Financial, LLC
Statement of Operations
For the Year Ended December 31, 2010

Revenues

Fee based income	$	97,124
Total revenues		97,124

Expenses

Administrative expenses	43,000
Commissions and floor brokerage	48,462
Communications	4,567
Taxes, other than income taxes	1,912
Other operating expenses	33,097
Total expenses	131,038
Net income (loss) before income tax provision	(33,914)

Income tax provision		800
Net income (loss)	$	(34,714)

The accompanying notes are an integral part of these financial statements.

March Group Financial, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2010

	Member's Equity
Balance at December 31, 2009	$ 20,376
Capital contributions	32,700
Net income (loss)	(34,714)
Balance at December 31, 2010	$ 18,362

The accompanying notes are an integral part of these financial statements.

Cash flow from operating activities:

Net income (loss)			$	(34,714)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Accounts receivable	$	(7,024)		
Prepaid expense		(2,409)		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		1,644		
Commissions payable		3,462		
Total adjustments				(4,327)
Net cash provided by (used in) operating activities				(39,041)
Net cash provided by (used in) in investing activities				-
Cash flow from financing activities:				
Proceeds from capital contributions		32,700		
Net cash provided by (used in) financing activities				32,700
Net increase (decrease) in cash				(6,341)
Cash at beginning of year				25,817
Cash at end of year			$	19,476

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

March Group Financial, LLC
Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

March Group Financial, LLC (the "Company") was organized as a California Single Member Limited Liability Company on June 27, 2006. On August 25, 2008, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of March Group Delaware, LLC (the "Parent").

The Company is engaged to provide services in the private placement of securities, mergers, acquisitions, and other financial advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Financial advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

March Group Financial, LLC
Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2010, the income tax provision consisted of the following:

Franchise tax	$	800
Gross receipts tax		-
Total income tax provisions	$	800

Note 3: SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording of disclosure in the financial statements. The evaluation was performed through March 10, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company closed a fee income deal that grossed over $260,000 subsequent to year end, but prior to the issuance of these financial statements. There were no additional events which took place that could have a material impact on its financial statements.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent, its single member, whereby the Company pays its Parent for use of its facilities, and other operating costs. It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. For the year ended December 31, 2010, the Company recorded $43,000 in administrative fees to its Parent.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $10,272 which was $5,272 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,666) to net capital was 1.23 to 1, which is less than the 15 to 1 maximum allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 10,271
Adjustments:		
Member's equity	$ 3,563	
Non-allowable assets	(3,562)	
Total adjustments		1
Net capital per audited statements		$ 10,272

Computation of net capital

Member's equity	$	18,362	
Total member's equity		$	18,362
Less: Non-allowable assets			
Accounts receivable, in excess of payable		(3,562)	
Prepaid expense		(4,528)	
Total non-allowable assets			(8,090)
Net capital			10,272

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	844	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital		$	5,272

Ratio of aggregate indebtedness to net capital	1.23 : 1

There was a difference of $1 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010 (See Note 7).

March Group Financial, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirements is not applicable to March Group Financial, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

March Group Financial, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to March Group Financial, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

March Group Financial, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
March Group Financial, LLC:

In planning and performing our audit of the financial statements of March Group Financial, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com

LOS ANGELES NEW YORK OAKLAND   WE FOCUS & CARE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 10, 2011